FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* TL Ventures Inc.	2. Issuer Name and Ticker or Trading Symbol USDATA Corporation (USDC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o TL Ventures 435 Devon Park Drive, Building 700	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 29, 2003
(Street) Wayne,, PA 19087		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X(1) Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	01/29/03		S		117	D	$0.68	140,104	D	Held by: Technology Leaders L.P.
Common Stock	01/29/03		S		133	D	$0.68	159,968	D	Held by: Technology Leaders Offshore C.V.
Common Stock	01/29/03		S		139	D	$0.68	167,231	D	Held by: Technology Leaders II L.P.
Common Stock	01/29/03		S		111	D	$0.68	132,840	D	Held by: Technology Leaders II Offshore C.V.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Technology Leaders L.P., Technology Leaders Offshore C.V., Technology Leaders II L.P. and Technology Leaders II Offshore C.V. are members of a group for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934. TL Ventures Inc. is the general partner of Technology Leaders Management L.P., which is the general partner of Technology Leaders L.P. ("TL") and Technology Leaders Offshore C.V. ("TLO"). TL Ventures Inc. is the general partner of Technology Leaders II Management L.P., which is the general partner of Technology Leaders II L.P. ("TL II") and Technology Leaders II Offshore C.V. ("TLO II"). TL and TLO are venture capital funds which are required by their governing documents to make all investment, voting and disposition actions in tandem. TL II and TLO II are venture capital funds which are required by their governing documents to make all investment, voting and disposition actions in tandem. TL Ventures Inc. is the designated filer of this group. Joint Filer Information (i) Name: Technology Leaders L.P. Address: c/o TL Ventures Designated Filer: TL Ventures Inc. Issuer & Ticker Symbol: USDATA Corporation (USDC) Date of Event Requiring Statement: 01/29/03 Signature: On behalf of Technology Leaders L.P., by its general partner Technology Leaders Management L.P., by its general partner TL Ventures Inc. /s/ Janet L. Stott 01/30/03 Janet L. Stott, Controller (ii) Name: Technology Leaders Offshore C.V. Address: c/o TL Ventures Designated Filer: TL Ventures Inc. Issuer & Ticker Symbol: USDATA Corporation (USDC) Date of Event Requiring Statement: 01/29/03 Signature: On behalf of Technology Leaders Offshore C.V., by its general partner Technology Leaders Management L.P., by its general partner TL Ventures Inc. /s/ Janet L. Stott 01/30/03 Janet L. Stott, Controller (iii) Name: Technology Leaders II L.P. Address: c/o TL Ventures Designated Filer: TL Ventures Inc. Issuer & Ticker Symbol: USDATA Corporation (USDC) Date of Event Requiring Statement: 01/29/03 Signature: On behalf of Technology Leaders II L.P., by its general partner Technology Leaders II Management L.P., by its general partner TL Ventures Inc. /s/ Janet L. Stott 01/30/03 Janet L. Stott, Controller (iv) Name: Technology Leaders II Offshore C.V. Address: c/o TL Ventures Designated Filer: TL Ventures Inc. Issuer & Ticker Symbol: USDATA Corporation (USDC) Date of Event Requiring Statement: 01/29/03 Signature: On behalf of Technology Leaders II Offshore C.V., by its general partner Technology Leaders II Management L.P., by its general partner TL Ventures Inc. /s/ Janet L. Stott 01/30/03 Janet L. Stott, Controller

By: /s/ Janet L. Stott Janet L. Stott, Controller of TL Ventures Inc. **Signature of Reporting Person	01/30/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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